Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-227116) on Form N-2 of Saratoga Investment Corp. of our report dated May 5, 2021 with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, as of February 28, 2021 and February 29, 2020, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years ended February 28, 2021, included in this Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2021.

We also consent to the reference to our firm under the headings “Selected Consolidated Financial Data” and “Principal Accounting Fees and Services” in the Form 10-K.

/s/ Ernst & Young LLP

New York, New York
May 5, 2021